

January 16, 2014

Via E-mail
Kaylene M. Lahn
Senior Vice President
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, WA 98501

> **Re: Heritage Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed December 20, 2013**
> **File No. 333-192985**

Dear Ms. Lahn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed December 20, 2013

General

1.   Please supplementarily provide the staff with the board books prepared for each board.

2.   Noting the disclosures on pages 57 (bullets 2, 3 and 4) and 69 (first full paragraph) regarding financial projections for Washington Banking and Heritage, supplementally provide the staff with those projections. We may have further comment.

3.   Please include page citations for all internal cross references in your next amendment.

Questions and Answers…, page 1

4.   Noting the dissenters' rights referenced in the last Q&A on page 6, revise either the
        Shareholder Letter or Notice to Shareholders to inform Washington Banking shareholders
        that they must notify the Company prior to the vote of their intent to dissent and add a
        cross-reference to a section in the proxy where information discloses how to perfect their
        right to dissent.

Summary, page 9

5.   Please move the disclosures on page 33 (the historical and pro forma per share data), to
        the Summary, as required by Item 3(f) of Form S-4.

6.   Revise the disclosures on pages 12 and 13 with regard to the Stock Options and
        Restricted Stock Units to add an example for each.

7.   Please revise your disclosure on page 17 to briefly explain the material changes to the
        rights of Washington Banking shareholders upon completion of the merger.

8.   We note your disclosure on page 18 that multiple shareholder class action lawsuits have
        been filed attempting to enjoin the proposed merger. Please describe any specific factual
        accusations included in the plaintiffs' complaints and tell us whether the Washington
        Banking or Heritage boards, as applicable, were aware of these facts when they approved
        the merger agreement.

Risk Factors, page 19

9.   We note reference to a "Sandler update" on page 20, and your disclosure elsewhere,
        including on page 68 that "Sandler has not undertaken to update…its opinion…after the
        date of this opinion." Please disclose the substance or terms of this update and update
        your prospectus accordingly.

Comparative Unaudited Pro Forma Per Share Data, page 33

10.   Please expand the disclosure to provide a note to the column titled Pro Forma Combined
        Amounts for Heritage to state the amounts of stockholders' equity and shares of common
        stock outstanding after the merger used for the book value calculations per common share
        at September 30, 2013 and December 31, 2012. In this regard, you may provide a cross-
        reference to the Unaudited Pro Forma Combined Condensed Consolidated Statement of
        Financial Condition and Note 2 – Purchase Price used to calculate the pro forma
        combined amount for Heritage book value per common share at September 30, 2013.

The Merger, page 44

11.   Please revise this section to specify the material terms that were discussed and the
        positions taken by both sides throughout the merger negotiations.

12.   We note that Washington Banking executives met with its financial advisor multiple
        times in advance of the August 27, 2013 informal meeting between Mr. Vance and Mr.
        Wagner. However, it appears from your disclosure on page 45 that Mr. Wagner was not
        informed that Mr. Vance arranged the meeting to initiate informal merger discussions
        until the meeting itself. Please revise to explain.

The Merger Agreement, page 87

13.   Please do not qualify your discussion in this section. Although you may refer investors to
        the merger agreement for more detailed information, you must provide all of the material
        terms of the agreement in this section. Similarly revise the qualification of your
        disclosure on the top of page 44, in the second paragraph on page 57, and the first partial
        paragraph on page 67.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, pages 102-103

14.   We note your disclosure that for purposes of the accompanying pro forma information,
        the closing price of Heritage common stock as of October 23, 2013, the business day on
        which the merger agreement was subsequently publically announced was used for
        purposes of presenting the pro forma combined condensed consolidated statement of
        financial condition as of September 30, 2013. Under ASC 805, the most recent stock
        price at the time of filing should be used for determining the value of stock to be issued in
        a transaction that has not yet consummated. Please revise accordingly. In addition, please
        expand the notes to the unaudited pro forma combined condensed consolidated statement
        of financial condition to state the date at which the stock price was determined and
        present a sensitivity analysis for the range of possible outcomes based on percentage
        increases and decreases in the recent stock price.

15.   We note the disclosure appearing in the 4th paragraph. Please expand the discussion to
        state management's estimate of how these merger costs are expected to impact the
        liquidity of the newly combined companies going forward and clearly identify this
        disclosure as forward-looking information.

Washington Banking Company Unaudited Pro Forma Combined Condensed Consolidated
Statements of Income, pages 105-106

16.   The staff notes the line item titled other income under the heading Noninterest income for
        the nine months ended September 30, 2013 and the year ended December 31, 2012.

Kaylene M. Lahn
Heritage Financial Corporation
January 16, 2014
Page 4

> Please revise to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

17.   The staff notes the disclosure that certain historical data of Washington Banking has been reclassified on a pro forma basis to conform to Heritage's classifications. With a view toward expanded disclosure please tell us the amount and basis for these reclassifications for the nine months ended September 30, 2013 and the year ended December 31, 2012.

Note 3 – Allocation of Purchase Price of Washington Banking, page 108

18.   Please expand the note to disclose how you determined the amount of premiums and discounts and the relevant assumptions.

Note 4 – Pro Forma Combined Condensed Consolidated Financial Information Adjustments, pages 109-111

19.   With a view toward expanded disclosure in Adjustment M, please state how you derived the accretion of interest component of the loan discount resulting from the pro forma loan fair value adjustment of $58,435 amortized over a weighted average life of 3.33 years for the nine months ended September 30, 2013 and for the year ended December 31, 2012.

20.   With a view toward expanded disclosure in Adjustment N, please state how you derived the amortization of the discount resulting from the pro forma junior subordinated debenture adjustment of $8,196 amortized over the remaining 24 year life of the debentures for the nine months ended September 30, 2013 and for the year ended December 31, 2012. In this regard, it is unclear how the amortization expense for the nine months ended September 30, 2013 is greater than the amortization expense for the year ended December 31, 2012.

21.   With a view toward expanded disclosure in Adjustment O, please state the components of professional services by company that you have determined are direct costs incurred in connection with the merger.

22.   With a view toward expanded disclosure in Adjustment P, please state how you derived the amortization of the CDI resulting from the merger based on an amortization period of 10 years for the nine months ended September 30, 2013 and for the year ended December 31, 2012. In addition, state the accelerated method of amortization used.

23.   With regard to note (1) to Adjustment Q, tell us why you have stated that due to impractability, the effect of the historical interest marks incurred in the Washington Banking covered loan portfolio for the nine months ended September 30, 2013 and for the year ended December 31, 2012 have not been eliminated.

24.   You state that no adjustments are shown for the amortization of adjustments for the FDIC indemnification asset, premises and equipment and clawback liability for the nine months ended September 30, 2013 and for the year ended December 31, 2012 as the net effect would be insignificant for the respective periods. Please revise to present these adjustments gross on the face of the pro forma statements. Alternatively, a more detailed explanation of the components of the adjustments may be presented in the notes to the pro forma statements.

25.   Please consider expanding the disclosure to provide a note to present the estimated amortization/accretion of acquisition accounting adjustments reflected in the pro forma financial statements on the future pre-tax net income on Heritage Financial Corporation after the merger with Washington Banking Company for the 5 year periods ended December 31, 2018.

Where You Can Find More Information, pages 129-131

26.   Please expand the section titled Where You Can Find More Information appearing on page 130 to note all documents incorporated by reference filed after the date of the filing.

Exhibit Index

27.   Revise your incorporation by reference of Exhibits 3.1 and 3.2 to comply with Item 10(d) of Regulation S-K.

Heritage Financial Corporation's Annual Report on Form 10-K for Year Ended December 31, 2012

Part II

Item 5. Market for the Registrant's Common Equity…, page 39

28.   We note your dividend activities for the 2012 fiscal year. In future filings, please include dividend activity for the two most recent fiscal years and any subsequent interim period as required by Item 201(c)(1) of Regulation S-K.

Part IV

Signatures, page 66

29.   We note that Mr. Hinson has not identified himself as the principal accounting officer on the signature page as is required. Please revise future filings in accordance with General Instruction D of Form 10-K.

Kaylene M. Lahn
Heritage Financial Corporation
January 16, 2014
Page 6

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: <u>Via E-mail</u>
       John F. Breyer, Jr., Esq.